UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
No Act
P.E. 2-26-07

DIVISION OF
CORPORATION FINANCE

07047017

February 26, 2007

Linda Shih
Senior Director, Legal Affairs
Wind River Systems, Inc.
500 Wind River Way
Alameda, CA 94501

1934
14A-8
2/26/2007

Re: Wind River Systems, Inc.

Dear Ms. Shih:

This is in regard to your letter dated February 26, 2007 concerning the shareholder proposal submitted by Amalgamated Bank LongView MidCap 400 Index Fund for inclusion in Wind River's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Wind River therefore withdraws its January 26, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

RECD S.E.C.
MAR 0 6 2007
108?

Sincerely,

Ted Yu
Special Counsel

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

cc: Cornish F. Hitchcock
5301 Wisconsin Avenue, NW
Suite 350
Washington, DC 20015-2022

833829

WIND RIVER

January 26, 2007

U.S. Securities and Exchange Commission
Office of the Chief Counsel
100 F Street, NE
Washington, DC 20549

VIA FEDERAL EXPRESS

Ladies and Gentlemen:

This letter serves as notice of Wind River Systems, Inc.'s intention to exclude from the proxy materials for our 2007 annual meeting of stockholders a proposal submitted to us on behalf of Amalgamated Bank LongView MidCap 400 Index Fund (the "Stockholder"). A copy of the proposal is attached hereto as Exhibit A.

In our proxy statement filed with the SEC and mailed to our stockholders on or about May 1, 2006, we stated that the deadline for submission of stockholder proposals for inclusion in our 2007 annual meeting proxy materials was January 1, 2007. The January 1, 2007 submission deadline was calculated in accordance with Rule 14a-8(e)(2), using May 1, 2006, the date of our proxy statement for the 2006 annual meeting of stockholders.

We received the Stockholder's proposal on January 3, 2007, two days past the January 1, 2007 deadline. The Stockholder failed to follow the procedural requirements for submission of a proposal pursuant to Rule 14a-8 by submitting the proposal past the January 1, 2007 deadline, and such deficiency cannot be remedied.

Please contact me at (510) 749- 2158 or at Linda.Shih@windriver.com if you have any questions with respect to this matter.

Respectfully submitted,

Linda Shih
Senior Director, Legal Affairs

cc: Cornish F. Hitchcock
Attorney at Law
5301 Wisconsin Avenue, N.W., Suite 350
Washington, DC 20015-2022

Amalgamated Bank LongView MidCap 400 Index Fund
15 Union Square
New York, NY 10003-3378

EXHIBIT A

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, NW • SUITE 350
WASHINGTON, D.C. 20015-2022
(202) 364-1050 • FAX: 315-3552
CONH@HITCHLAW.COM

28 December 2006

Mr. Michael W. Zellner
Corporate Secretary
Wind River Systems, Inc.
500 Wind River Way
Alameda, California 94501

SEC MAIL PROCESSING
RECEIVED
JAN 30 2007
WASH. D.C. 186 SECTION

Via UPS

Re: Shareholder proposal for 2007 annual meeting

Dear Mr. Zellner:

On behalf of the Amalgamated Bank LongView MidCap 400 Index Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that Wind River Systems. plans to circulate to shareholders in anticipation of the 2007 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to roles of board chairman and chief executive officer.

The Fund is an S&P MidCap 400 fund, located at 11-15 Union Square, New York, N.Y. 10003. Created by the Amalgamated Bank in 1997, the Fund has beneficially owned more than $2000 worth of Wind River Systems common stock for more than a year. A letter confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2007 annual meeting, which a representative is prepared to attend.

If you require any additional information, please let me know.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

Resolved: The shareholders of Wind River Systems, Inc. (the "Company") request that the Board of Directors establish a policy whereby, whenever possible, the roles of Chairman of the Board of Director and Chief Executive Officer shall be separate, such that an independent director who has not served as an executive officer of the Company shall serve as Chairman of the Board.

This proposal shall not apply to the extent that complying would necessarily breach any contractual obligations in effect at the time of the 2007 shareholder meeting.

SUPPORTING STATEMENT

We support separating the role of Board Chairman and CEO as a basic element of sound corporate governance. The task of the CEO is to manage the company. The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management and the CEO. It is difficult for a manager to oversee his or her performance.

In our view, the Board will likely accomplish both roles more effectively by separating the roles of Chairman and CEO. An independent Chairman can enhance investor confidence in a company and strengthen the integrity of its Board of Directors.

A number of respected institutions recommend such separation. CalPERS' Corporate Core Principles and Guidelines state that "the independence of a majority of the Board is not enough" and that "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management."

We believe that the case for an independent Chairman at Wind River Systems is compelling. The Company has launched an internal investigation into possible options "backdating." This could necessitate a restatement, and indeed, the Company was not able to file financial reports for several quarters in 2006.

Moreover, the Company's performance has been disappointing in recent years. Wind River Systems' stock has trailed the S&P 500, as well as peers in the Dow Jones Software Index, for the one-, two- and five-year periods ending Dec. 28, 2006. As of that date, the Company's stock price was also 50% below levels a decade earlier.

We urge you to vote FOR this resolution.

WIND RIVER

February 26, 2007

VIA EMAIL AND FEDERAL EXPRESS

Ted Yu
Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal of Amalgamated Bank LongView Midcap 400 Index Fund to Wind River Systems, Inc.

Dear Mr. Yu:

On January 26, 2007, Wind River Systems, Inc. ("Wind River") submitted a letter to the U.S. Securities & Exchange Commission to advise of our intention to exclude a stockholder proposal from Amalgamated Bank LongView MidCap 400 Index Fund from our proxy materials for our 2007 annual meeting of stockholders. As stated in the attached letter, the stockholder proponent has since withdrawn its proposal. Accordingly, Wind River hereby respectfully withdraws our request for review of this matter by the U.S. Securities and Exchange Commission.

Please feel free to contact me at (510) 749-2158 or at linda.shih@windriver.com if you have any questions with respect to this matter.

Respectfully submitted,

Linda Shih
Senior Director, Legal Affairs

LS/cab
Encls.
cc: Cornish F. Hitchcock
Attorney at Law
5301 Wisconsin Avenue, N.W., #350
Washington, D.C. 20015-2022

Amalgamated Bank of LongView MidCap 400 Index Fund
15 Union Square
New York, NY 10003-3378

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, NW • SUITE 350
WASHINGTON, D.C. 20015-2022
(202) 364-1050 • FAX: 315-3552
CONH@HITCHLAW.COM

8 February 2007

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

By Hand

Re: Shareholder proposal of Amalgamated Bank LongView Midcap 400 Index Fund to Wind River Systems, Inc.

Dear Counsel:

I write on behalf of the Amalgamated Bank LongView Midcap 400 Index Fund (the "Fund") to the letter from counsel for Wind River Systems, Inc. ("Wind River" or the "Company") dated 26 January 2007, in which Wind River advises that it plans to omit the Fund's resolution from the Company's 2007 proxy materials. This will advise you that the Fund has withdrawn the proposal, as indicated by the letter to Wind River attached hereto. Accordingly, we believe there is no reason for the Commission to consider this matter.

Please feel free to contact me if additional information is required.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Linda Shih
Michael W. Zellner

END